                                                                      EXHIBIT 99

                OUTSTANDING CAPITAL STOCK AND STOCK OWNERSHIP OF
                     DIRECTORS, CERTAIN EXECUTIVE OFFICERS
                           AND PRINCIPAL SHAREHOLDERS

    The record date for the determination of the shareholders entitled to notice of and to vote at the Annual Meeting has been established by the Board of Directors as the close of business on March 7, 1997. As of February 26, 1997, the Company had issued and outstanding and entitled to vote at the Annual Meeting 4,522,647 shares of Common Stock, par value $.01 per share ("Common Stock"). (For a description of the voting rights of the Common Stock, see "Quorum and Voting" herein.)



    The following table sets forth information as of February 26, 1997, regarding the beneficial ownership of the Company's Common Stock by each person or group known by management of the Company to own more than five percent of the outstanding shares of Common Stock of the Company, by each of the Company's executive officers named in the Summary Compensation Table below, by each of the Company's directors and nominees, and by all of its directors and executive officers as a group.



                                                                           SHARES OF COMMON STOCK
                                                                                BENEFICIALLY
                                                                          OWNED AND PERCENTAGE OF
                                                                                OUTSTANDING
                                                                           SHARES AS OF FEBRUARY
                                                                                  26, 1997
                                                                          ------------------------
NAME                                                                       NUMBER(1)     PERCENT
------------------------------------------------------------------------  -----------  -----------
William E. Ogle (2)(3)(4)(5)............................................     747,269         16.4%
William D. Balthaser, Jr. (4)(5)........................................     363,333          8.0%
Mark S. Sims (4)(5).....................................................     360,001          8.0%
FMR Corp. (6)...........................................................     355,500          7.9%
Mitchell Hutchins Asset Management, Inc. (7)............................     254,800          5.6%
Randall D. Eisenbach (2)(3).............................................      18,640        *
James L. Hopkins (2)....................................................      13,400        *
J. Shane Long (2).......................................................      12,400        *
Bryan F. Keyes (2)......................................................       4,300        *
James J. Byrne (2)......................................................       5,000        *
Lawrence E. Wesneski (2)(8).............................................      11,000        *
Dennis G. Sabo..........................................................      --           --
                                                                          -----------         ---
Directors and executive officers as a group (7 persons)(2)..............     812,009         17.7%


------------------------

*   Less than 1%

(1) Unless otherwise indicated, to the knowledge of the Company, all shares are owned directly and the owner has sole voting and investment power.


(2) Includes options to purchase 21,600, 16,800, 12,400, 12,400, 3,800, 4,000,
    6000 and 77,000 shares of Common Stock granted to Messrs. Ogle, Eisenbach, Hopkins, Long, Keyes, Byrne, Wesneski and all directors and executive officers as a group, respectively, that are exercisable within 60 days of February 26, 1997. Does not include options to purchase 72,400, 65,200, 58,600, 58,600, 12,200, 6,000,

    9,000 and 282,000 shares of Common Stock granted to Messrs. Ogle, Eisenbach, Hopkins, Long, Keyes, Byrne, Wesneski and all directors and executive officers as a group, respectively, that are not exercisable within 60 days of February 26, 1997.


(3) Includes for William E. Ogle, 1,500 shares owned by a trust benefiting his children, 5,500 shares held by him pursuant to an Individual Retirement Account and 2,335 shares held by him pursuant to the Company's 401(k) Savings Plan. Includes for Randall D. Eisenbach 840 shares held by him pursuant to the Company's 401(k) Savings Plan.

(4) Messrs. Ogle, Balthaser and Sims are parties to a Right of First Refusal Agreement pursuant to which either the Company or Mr. Ogle have the right to purchase the shares of Messrs. Ogle, Balthaser or Sims under certain circumstances. See "Certain Transactions--Right of First Refusal."

(5) The address of each of Messrs. Ogle, Balthaser and Sims is 1651 North Glenville, Richardson, Texas 75081.


(6) The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109-3614. FMR Corp. has sole voting power with respect to 25,000 shares and sole disposition power with respect to all 355,500 shares. Information with respect to the beneficial ownership of FMR Corp. was obtained from that shareholder's Schedule 13G filed February 13, 1997.



(7) The address of Mitchell Hutchins Asset Management, Inc. ("MHAM") is 1285 Avenue of the Americas, New York, NY 10019. MHAM disclaims direct beneficial ownership of all Common Stock held by it. Information with respect to the beneficial ownership of MHAM was obtained from that shareholder's Schedule 13G dated February 13, 1996.



(8) Includes 5,000 shares held by Twin Lakes Partners, L.P. ("Twin Lakes"). Mr. Wesneski is the sole general partner of Twin Lakes.


                               QUORUM AND VOTING

    The presence, in person or by proxy, of the holders of a majority of the voting power of the outstanding shares of Common Stock of the Company entitled to vote is necessary to constitute a quorum at the meeting. The affirmative vote of a plurality of the voting power represented at the meeting and entitled to vote is required for the election of directors. Approval of the amendment of the 1995 Long Term Incentive Plan and the Stock Option Plan for Non-Employee Directors will be decided by the holders of a majority of the voting power represented at the meeting and entitled to vote. Approval of the Company's reincorporation in Delaware will be decided by the holders of two-thirds of the voting power of the outstanding shares of Common Stock of the Company entitled to vote. A holder of shares of Common Stock will be entitled to one vote per share of Common Stock as to each matter properly brought before the meeting. Cumulative voting is not permitted in the election of directors. Abstentions and votes "withheld" are included in the determination of the number of shares present at the meeting for purposes of determining a quorum. Broker non-votes are counted for purposes of determining whether a quorum is present on any particular matter only if authority to vote on the matter is granted by the respective proxy. Abstentions and broker non-votes have no effect on determinations of plurality, except to the extent that they affect the total votes received by any particular candidate, and have the effect of negative votes on matters requiring approval of a specified percentage of the outstanding shares. For matters requiring approval of a specified percentage of the outstanding shares represented at the meeting, abstentions will have the effect of negative votes but broker non-votes will have no effect.

                                  PROPOSAL ONE

                             ELECTION OF DIRECTORS

    Seven directors will be elected at the Annual Meeting for terms expiring at the next Annual Meeting. The directors will continue to serve until their respective successors are duly elected and qualified. Each of the Board of Directors' nominees currently serves as a director of the Company except Dennis
G. Sabo
who has been nominated to fill a vacancy created by a recent increase in the number of directors serving on the Board.

    Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the seven nominees for the Board of Directors named below. The proxies cannot be voted for more than seven nominees. The nominees have indicated that they are able and willing to serve as directors. If any (or all) such persons should be unable to serve, the persons named in the enclosed proxy will vote the share covered thereby for such substitute nominee (or nominees) as the Board of Directors may select. Shareholders may withhold authority to vote for any nominee by striking a line through the name of such nominee in the space provided for such purpose on the form of Proxy.

NOMINEES FOR DIRECTORS

    WILLIAM E. OGLE, age 50, is a co-founder of the Company and has served as Chief Executive Officer since 1981 and Chairman of the Board since 1985. Prior to founding the Company, Mr. Ogle co-founded Sundance Sales, Inc., a manufacturer's sales representative organization selling a broad variety of electronic components, and served as President of that company from 1978 to 1983.

    RANDALL D. EISENBACH, age 46, has served as a director since December 1994, as Executive Vice President and Chief Operating Officer of the Company since December 1993 and as Assistant Secretary since December 1994. From August 1990 to December 1993, Mr. Eisenbach served as Director of Operations of the Company. From November 1985 to December 1993, Mr. Eisenbach served as Director of Manufacturing for the Company.

    JAMES L. HOPKINS, age 51, has served as a director and as Chief Financial Officer and Vice President of Strategic Marketing of the Company since December 1994. Mr. Hopkins' present responsibilities include directing European sales and marketing, managing specialized technology products, and planning financial strategy. From 1987 through December 1994, Mr. Hopkins was active as general partner of H&H Management Systems, a consulting firm owned by Mr. Hopkins and his wife. H&H Management Systems, through Mr. Hopkins, provided a broad spectrum of consulting services to the Company from March 1990 through December 1994. Mr. Hopkins' responsibilities to the Company pursuant to STB's arrangement with H&H Management Systems were substantially identical to Mr. Hopkins' current responsibilities as an officer of the Company. Mr. Hopkins also served as an advisory director for the Company from 1992 until his election as a director in December 1994.

    J. SHANE LONG, age 29, has served as Vice President of Sales and Marketing of the Company since November 1994. Mr. Long served as National Sales Manager of the Company from November 1992 to October 1994 and as Western Area Sales Manager from July 1992 to October 1992. From January 1991 to July 1992, Mr. Long served as a field sales employee for Quad State Sales, a manufacturer's representative company specializing in the sale of high-technology products. Mr. Long was elected a director of the Company following the completion of the Company's initial public offering.

    JAMES J. BYRNE, age 60, has been a director of the Company since February 1995. Mr. Byrne has served as Managing Partner of Byrne Technology Partners, Ltd. since January 1996. The firm provides professional services for strategic alliances and mergers within the computer industry and offers technology consulting services for corporate re-engineering. From April 1990 to its sale in March 1995, Mr. Byrne served as President of Harris Adacom Corporation, a company formed from the merger of the data communications division of Harris Corp. and Adacom Inc., which was engaged in network systems and services. From December 1986 to April 1990, Mr. Byrne was the Vice President and General Manager of the data communications division of Harris Corp. Mr. Byrne serves on the board of directors of Lennox International, Inc., a manufacturer of heating, ventilation and air conditioning systems and is also a member of the national board of directors of the American Electronics Association (AEA). He is also a member of the Advisory Council of the University of Texas School of Engineering and Computer Science.

    LAWRENCE E. WESNESKI, age 49, has been a director of the Company since February, 1995. He has served as President and Chief Executive Officer of Hoak Breedlove Wesneski & Co. ("HBW") (the successor to

BW Securities, Inc. ("BWS"), an investment banking firm, since August 1996. Prior to that time, Mr. Wesneski was President of BWS, which provided certain financial advisory services to the Company. See "Compensation and Other Committee Interlocks and Insider Participation." From January 1987 to August 1996, Mr. Wesneski was President and Managing Director of Breedlove Wesneski & Co., a private merchant banking firm. From 1987 to 1995, Mr. Wesneski served as an advisory director for the Company. Mr. Wesneski serves on the board of directors of TPG Holdings, Inc., a defense products manufacturing company, and TelServe Communication, Inc., an independent operator of private pay telephones.

    DENNIS G. SABO, age 48, has served as the President and Chief Executive Officer of Arithmos, Inc., a privately held company engaged in the development of integrated circuits and technology for LCD flat panel displays, since March, 1996. From 1990 through February, 1996, Mr. Sabo served as the Senior Vice President of graphics accelerator products for S3, Incorporated, a designer and manufacturer of integrated circuits, where he was involved in the early development and introduction of "Windows Accelerators." Prior to being employed by S3, Incorporated, Mr. Sabo held management positions in the field of integrated circuit design technology for approximately 20 years.

MEETINGS AND COMMITTEES OF BOARD OF DIRECTORS

    The Board of Directors held a total of six meetings in fiscal 1996. Each director attended at least 75% of the meetings held by the Board of Directors and by committees of the Board on which he served. The Board of Directors has an Audit Committee, a Compensation Committee, and a Stock Option Committee, the members of each of which are Lawrence E. Wesneski and James J. Byrne, the Company's non-employee directors. The Board of Directors does not have a nominating committee.

    AUDIT COMMITTEE. The Audit Committee recommends annually to the Board of Directors an accounting firm to serve as the Company's independent public accountants, consults with the Company's independent auditors and with personnel from the internal audit and financial staffs with respect to corporate accounting, reporting, and internal control practices and reviews and approves transactions with parties affiliated with the Company. The Audit Committee met two times during fiscal 1996.

    COMPENSATION COMMITTEE. The Compensation Committee approves annual salary, bonus and sales commission levels for executive officers, oversees administration of the Company's employment agreements, and administers the Company's Profit Sharing Incentive Plan. The Compensation Committee met three times during fiscal 1996.

    STOCK OPTION COMMITTEE. The Stock Option Committee administers the Company's 1995 Long Term Incentive Plan and 1995 Employee Stock Option Purchase Plan. The Stock Option Committee met ten times in fiscal 1996.

                       EXECUTIVE OFFICERS OF THE COMPANY

    The executive officers and key employees of the Company are as follows:

NAME                             AGE                                POSITION WITH COMPANY
---------------------------      ---      -------------------------------------------------------------------------
William E. Ogle............          50   Chief Executive Officer and Chairman of the Board of Directors

Randall D. Eisenbach.......          46   Executive Vice President, Chief Operating Officer, Assistant Secretary
                                          and Director

James L. Hopkins...........          51   Chief Financial Officer, Vice President of Strategic Marketing and
                                          Director

J. Shane Long..............          29   Vice President of Sales and Marketing and Director

Bryan F. Keyes.............          48   Director of Legal and Finance, Secretary and Treasurer

William R. Milford.........          34   Chief Engineer

    Information concerning the business experience of Messrs Ogle, Eisenbach, Hopkins and Long is provided under the caption "Election of Directors" above. Set forth below is information concerning the business experience of the other executive officers and key employees of the Company.

    BRYAN F. KEYES has served as Director of Legal and Finance of the Company since April 1993 and as Secretary and Treasurer since December 1994. Mr. Keyes is responsible for all legal matters, vendor and customer financial relations and inventory and cash flow management. From November 1992 to April 1993, Mr. Keyes was self-employed as a financial consultant. From January 1988 to November 1992, Mr. Keyes served as Vice President of Finance and Administration for Trammell Crow Distribution Corporation, a national warehousing and logistics company. From 1972 to 1987, Mr. Keyes was employed by Coopers & Lybrand, where he was a partner from 1980 to 1987. Mr. Keyes is a member of the American Institute of Certified Public Accountants, the Texas Society of CPAs and the State Bar of Texas.

    WILLIAM R. MILFORD has served as Chief Engineer of the Company since July 1996. Mr. Milford served as Senior Hardware Engineer of the Company from November 1992 to June 1996. Prior to joining the Company, Mr. Milford served as an Electronic Systems Engineer at E-Systems, Garland Division, a major defense contractor, from January 1986 to November 1992.

    All executive officers are elected annually by the Board of Directors to serve until the next annual meeting of the Board of Directors and until their respective successors are chosen and qualified.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

    The following information summarizes annual and long-term compensation for services in all capacities to the Company for the fiscal years ended October 31, 1996, 1995 and 1994, of the Chief Executive Officer and the other four most highly compensated executive officers of the Company:

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                                        -------------
                                                                 ANNUAL COMPENSATION     SECURITIES
                                                                ----------------------   UNDERLYING      ALL OTHER
NAME AND                                                                      BONUS        OPTIONS     COMPENSATION
PRINCIPAL POSITION                                     YEAR     SALARY($)   ($)(1)(2)        (#)          ($)(3)
---------------------------------------------------  ---------  ----------  ----------  -------------  -------------
William E. Ogle....................................       1996  $  200,000  $   96,741       40,000      $   1,974
  Chairman and Chief Executive Officer                    1995  $  175,000  $   79,814       54,000      $   2,685
                                                          1994  $  152,882  $  196,650       --          $   4,000

J. Shane Long (4)..................................       1996  $  212,993  $   55,626       40,000      $   1,150
  Vice President of Sales and Marketing                   1995  $  153,349  $   20,393       31,000      $     975
                                                          1994  $  149,502  $   32,189       --             --

Randall D. Eisenbach...............................       1996  $  177,770  $   83,197       40,000      $   1,746
  Executive Vice President and                            1995  $  150,000  $   28,275       42,000      $   8,148
  Chief Operating Officer                                 1994  $  115,000  $   61,696       --          $   4,000

James L. Hopkins (5)...............................       1996  $  162,066  $   60,463       40,000      $   1,250
  Chief Financial Officer and Vice President              1995  $  108,199  $    7,701       31,000      $   1,917
  of Strategic Marketing

Bryan F. Keyes.....................................       1996  $   97,767  $   27,540        8,000      $     712
  Director of Legal and Finance,                          1995  $   91,267  $   18,678        8,000      $     400
  Secretary and Treasurer                                 1994  $   80,208  $   42,538       --          $  --

------------------------

(1) All amounts reported as bonus for fiscal 1994 were paid pursuant to the Company's former Profit Sharing Plan, which, except for the percentage of pretax income allocated to the Plan and the relative amounts allocated among participants, was substantially identical to the Company's current Profit Sharing Plan. The Company's current Profit Sharing Plan became effective upon the consummation of the Company's initial public offering, and amounts reported as bonus for fiscal 1995 include certain payments that were made pursuant to the former Profit Sharing Plan prior to such consummation.

(2) None of the named executive officers received any perquisites or other personal benefits in fiscal 1994, fiscal 1995 or fiscal 1996 that in the aggregate exceeded the lesser of $50,000 or 10% of such named executive officer's salary and bonus for such year.

(3) Reflects for fiscal 1996 matching contributions made by the Company pursuant to its 401(k) Savings Plan to Messrs. Ogle, Long, Eisenbach, Hopkins and Keyes in the amounts of $1,974, $1,150, $1,746, $1,250 and $712, respectively.

(4) Salary amount includes for fiscal 1994 $60,000 paid as base salary and $89,502 paid as sales commissions, for fiscal 1995 $97,500 paid as base salary and $55,849 paid as sales commissions, and for fiscal 1996 $115,000 paid as base salary and $97,993 paid as sales commissions.

(5) Salary amount includes for fiscal 1995 (beginning January 1, 1995, when Mr. Hopkins was first compensated as an officer of the Company) $91,667 paid as base salary and $16,532 paid as sales commissions, and for fiscal 1996 $125,000 paid as base salary and $37,065 paid as sales commissions.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides information regarding options granted during fiscal 1996 to the named executive officers:

                                                                                                 POTENTIAL REALIZABLE
                                           NUMBER OF                                           VALUE AT ASSUMED ANNUAL
                                          SECURITIES     % OF TOTAL                              RATES OF STOCK PRICE
                                          UNDERLYING      OPTIONS      EXERCISE                APPRECIATION FOR OPTION
                                            OPTIONS      GRANTED TO     OR BASE                        TERM (3)
                                            GRANTED     EMPLOYEES IN     PRICE    EXPIRATION   ------------------------
NAME                                        (#)(1)      FISCAL YEAR    ($/SH)(2)     DATE        5% ($)      10% ($)
----------------------------------------  -----------  --------------  ---------  -----------  ----------  ------------
William E. Ogle.........................      40,000          9.8%     $   22.00    10/11/06   $  553,427  $  1,402,493
J. Shane Long...........................      40,000          9.8%     $   22.00    10/11/06   $  553,427  $  1,402,493
Randall D. Eisenbach....................      40,000          9.8%     $   22.00    10/11/06   $  553,427  $  1,402,493
James L. Hopkins........................      40,000          9.8%     $   22.00    10/11/06   $  553,427  $  1,402,493
Bryan F. Keyes..........................       3,000          0.7%     $   10.38     2/22/06   $   19,584  $     49,629
                                               5,000          1.2%     $   22.00    10/11/06   $   69,178  $    175,312

------------------------

(1) All options awarded to Messrs. Ogle, Long, Eisenbach and Hopkins were granted on October 11, 1996 and vest at the rate of 20% per year on each of the first five anniversaries of the date of grant. Of the 8,000 options awarded to Mr. Keyes, 3,000 were granted on February 22, 1996 and 5,000 were granted on October 11, 1996, and all options vest at the rate of 20% per year on each of the first five anniversaries of the dates of grant. The 1995 Long Term Incentive Plan allows for the payment of the exercise price of an option with shares of Common Stock, upon the approval of the Company's Stock Option Committee. In addition, the 1995 Long Term Incentive Plan permits an optionee under certain circumstances to cause the Company to withhold shares issued upon the exercise of an option granted under that plan in payment of the taxes due upon the exercise of such option.

(2) The exercise price per share of all of the options granted to Messrs. Ogle, Long, Eisenbach and Hopkins is $22.00. The exercise price per share of 3,000 of the options granted to Mr. Keyes is $10.38, and the exercise price per share of 5,000 of the options granted to Mr. Keyes is $22.00.

(3) Calculated based on the market price per share of the Common Stock on the date of grant, which in each case equaled the exercise price. The amounts represent only certain assumed rates of appreciation. Actual gains, if any, on stock option exercises and Company Common Stock holdings cannot be predicted, and there can be no assurance that the gains set forth in the table will be achieved.

                         AGGREGATED OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table shows information concerning the number and estimated value of unexercised options held by the named executive officers at fiscal 1996 year-end. No options were exercised by such persons during fiscal 1996:

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS
                                                                   YEAR-END(#)          AT FISCAL YEAR-END ($)(1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
William E. Ogle...........................................      10,800        83,200     $  88,605    $   354,418
J. Shane Long.............................................       6,200        64,800     $  56,606    $   226,424
Randall D. Eisenbach......................................       8,400        73,600     $  76,692    $   306,768
James L. Hopkins..........................................       6,200        64,800     $  56,606    $   226,424
Bryan F. Keyes............................................       1,600        14,400     $  14,608    $    90,682

------------------------

(1) Based on the last sale price of $21.13 of the Company's Common Stock on the Nasdaq National Market on October 31, 1996. The exercise prices of the options in this table ranged from $12.00 to $22.00 per share.

EMPLOYMENT AGREEMENTS

    The Company is a party to employment agreements with each of Messrs. Ogle, Eisenbach, Hopkins and Long. Each agreement has a term extending through October 31, 1997, and automatically renews for an additional year on each subsequent October 31, subject to the right of the Company or the employee to terminate the agreement with a 30-day notice prior to the date of renewal. Under the agreements, Messrs. Ogle, Eisenbach, Hopkins and Long will receive base annual salaries in fiscal 1997 of $260,000, $212,000, $180,000 and $160,000, respectively, and each is eligible to receive incentive compensation under the Company's Profit Sharing Plan. The agreements with Messrs. Hopkins and Long also provide for the payment of sales commissions, the amount of which is subject to annual adjustment by the Compensation Committee. Each agreement provides for a severance payment if the agreement is terminated under certain circumstances (including termination of an agreement during the period immediately preceding a renewal date). The amounts of the severance payments are as follows: Mr. Ogle would receive two times the sum of his base annual salary and annualized incentive compensation; Mr. Eisenbach would receive the sum of his base annual salary and annualized incentive compensation; each of Mr. Hopkins and Mr. Long would receive the sum of his base annual salary, annualized incentive compensation and annualized sales commissions. If an agreement is terminated under certain circumstances within 12 months after a change in control of the Company, such agreement also provides for a parachute payment in an amount that is two times the severance payment. For purposes of calculating severance and parachute payments, the employee's base annual salary is equal to the employee's then current base annual salary; the annualized incentive compensation is four times the average of the amount earned in the eight full quarters preceding the termination; and the annualized sales commissions is 12 times the average of the amount earned in the 24 full months preceding the termination. Except in the event of a termination that requires payment of a parachute payment, Messrs. Ogle, Eisenbach, Hopkins and Long also agree not to participate, in any manner, during the term of their respective agreements and for two years thereafter, in the development, manufacture or sale of graphics adapters for desktop PCs or in any other business in which the Company may be engaged at the time of termination of employment.

COMPENSATION OF DIRECTORS

    Prior to its initial public offering, the Company paid each director a fee of $1,000 per meeting and paid advisory director fees of $1,000 per meeting to Messrs. Eisenbach, Hopkins and Wesneski. Beginning in the second quarter of fiscal 1995, the Company stopped paying directors fees for their services as directors, although the Company continues to reimburse directors for all expenses incurred in connection with their activities as directors. Non-Employee Directors of the Company are entitled to receive certain stock option awards under the Company's Stock Option Plan for Non-Employee Directors.

COMPENSATION AND OTHER COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Before the Company's initial public offering, decisions concerning compensation, including decisions concerning compensation for fiscal 1995, were made by the Company's Board of Directors. At the time such decisions were made concerning compensation for fiscal 1995, the Board of Directors consisted of Mr. Ogle, Mr. Mark S. Sims and Mr. William D. Balthaser, Jr. Mr. Eisenbach also participated in deliberations concerning such compensation. Each of Messrs. Ogle, Eisenbach, Balthaser and Sims served as officers of the Company during fiscal 1995. In March, 1995, the Company's Board of Directors appointed a Compensation Committee comprised of Messrs. Byrne and Wesneski and a Stock Option Committee comprised of Messrs. Byrne and Wesneski, the Company's independent directors.


    Lawrence E. Wesneski, a director of the Company, serves as President and Chief Executive Officer of Hoak Breedlove Wesneski & Co. ("HBW"), the successor pursuant to an acquisition of BW Securities, Inc. ("BWS"), and owns a portion of the equity securities of HBW. Mr. Wesneski served as President of Breedlove Wesneski & Company ("BWC") and its affiliate, BWS, and before the acquisition of BWS, owned a portion of the equity of BWC and BWS. The Company paid BWC and its affiliates $57,922 in fiscal 1996 for the performance of certain services relating to the arrangement of credit facilities for the Company. It is anticipated that HBW or an affiliate thereof will provide financial services to the Company in the future, including participation in the Company's future securities offerings.


CERTAIN TRANSACTIONS

    RIGHT OF FIRST REFUSAL. The Company and Messrs. Ogle, Sims and Balthaser have entered into a Right of First Refusal Agreement providing that if Mr. Ogle, Mr. Sims or Mr. Balthaser proposes to sell any shares of Common Stock registered in his name as of the date of the closing of the Company's initial public offering, then the Company will have a right of first refusal to purchase such shares on terms similar to those proposed. If the Company does not exercise its right to purchase all of the shares of Common Stock proposed to be sold by either Mr. Sims or Mr. Balthaser, then Mr. Ogle will have a right of first refusal to purchase those shares of Common Stock that the Company does not wish to purchase. Mr. Ogle will not participate in any decision by the Company to exercise its right of first refusal to purchase shares proposed to be sold by Mr. Ogle, Mr. Sims or Mr. Balthaser. If the foregoing rights of first refusal are not independently or collectively fully exercised, then the shares not purchased may be sold in accordance with the proposed terms of sale. Notwithstanding the foregoing, the Right of First Refusal Agreement does not restrict the ability of Messrs. Ogle, Sims or Balthaser to sell shares of Common Stock in the public market pursuant to Rule 144 promulgated under the Securities Act.

    CERTAIN PRODUCT SALES. Paul A. Ogle, the father of William E. Ogle, was a Company employee and sales agent for certain products prior to his retirement effective October 15, 1996. Paul Ogle paid to the Company $110,580 in fiscal 1996, in connection with the purchase of products from the Company that he resold to certain customers. The Company sold the products to Mr. Ogle on terms roughly comparable to those provided to other distributors. In addition, the Company paid compensation to Paul Ogle in the amount of $14,410 in fiscal 1996.

    TAX AGREEMENT. As of December 16, 1994, the Company, on the one hand, and Messrs. Ogle, Balthaser and Sims (the "Founding Shareholders"), on the other, (the "parties") entered into a Tax

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Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. Since the Company became fully subject to corporate income taxation as a C corporation after its status as an S corporation terminated prior to its initial public offering, the reallocation of income and deductions between the period during which the Company was treated as an S corporation and a period during which the Company was or will be subject to corporate income taxation as a C corporation may increase the taxable income of one party in one period while decreasing that of another party in another period. The Tax Agreement generally provides that the Founding Shareholders will be indemnified by the Company with respect to income taxes (plus interest and penalties) arising due to taxable income shifted from a C corporation taxable year to a taxable year in which the Company was an S corporation, and that the Company will be indemnified by the Founding Shareholders with respect to income taxes (plus interest and penalties) arising due to taxable income shifted from an S corporation taxable year to a C corporation taxable year; provided, however, that only in the case of the Founding Shareholders' obligation to indemnify the Company, such obligation shall be reduced by an amount equal to the federal or state tax benefit (if any) derived by the Company due to the shift of taxable income from a taxable year in which the Company was an S corporation to a C corporation taxable year and shall not exceed the amount, if any, by which (i) the amount of the reduction in the liability for taxes and interest thereon of a Founding Shareholder that results from the shifting of S corporation taxable income to a C corporation taxable year of the Company, exceeds (ii) all reasonable costs incurred by the Founding Shareholder reasonably attributable to securing such reduction in liability for taxes. The Company will also be indemnified by the Founding Shareholders for any federal or state taxes that arise because the Company's status as an S corporation was ineffective, revoked or terminated prior to the termination of the Company's S corporation status. Any payment made by the Company to the Founding Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes.

    S CORPORATION DISTRIBUTION. Prior to its initial public offering, the Company declared a dividend (the "S Corporation Distribution") in an amount equal to its undistributed S corporation earnings through the date immediately prior to the completion of the initial public offering, or approximately $4.2 million (the "Undistributed S Corporation Earnings"), approximately one-half of which was paid in cash to the Founding Shareholders out of the proceeds of the Company's initial public offering. The remaining half of the S Corporation Distribution was distributed to the Founding Shareholders in the form of promissory notes providing for 12 equal monthly payments of both principal and interest and bearing interest at 9%, the prime rate in effect on the date of issuance (the "Founding Shareholder Notes"). The Company paid $700,422 in fiscal 1996 from cash generated from operations in connection with its obligations under the Founding Shareholder Notes. The final payment on the remaining outstanding balance under the Founding Shareholder Notes was made in February 1996.

    FUTURE TRANSACTIONS. The Company has adopted a policy that all transactions between the Company and related parties are subject to approval by a majority of all disinterested directors and must be on terms no less favorable than those that could be obtained from unrelated third parties.


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